City e-Solutions Limited

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

17 August 2005

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

Dear Sir,

We are pleased to enclose the following document for your attention:

City e-Solutions Limited - Announcement
a) 2005 Interim Results
b) Cessation of Provision of Hotel Reservation Services to M&C Group

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

File No: 82-3667

SEC MAIL PROCESSING RECEIVED AUG 29 2005 WASH. D.C. 209 SECTION

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

2005 INTERIM RESULTS — ANNOUNCEMENT

UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 together with comparative figures.

	Note	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Turnover	3	40,214	32,009
Cost of sales		(13,605)	(10,574)
Gross profit		26,609	21,435
Other (expense)/income (net)	4	(14,052)	8,484
Administrative expenses	5	(20,942)	(23,974)
(Loss)/profit from operations	3	(8,385)	5,945
(Loss)/profit before taxation		(8,385)	5,945
Income tax	6	—	(71)
(Loss)/profit after taxation		(8,385)	5,874
Attributable to:			
Equity holders of the parent		(8,928)	5,473
Minority interests		543	401
		(8,385)	5,874
Earnings per share	8		
Basic		(2.33) cents	1.43 cents

Consolidated Balance Sheet at 30 June 2005 - unaudited

	At 30 June 2005 HK$'000	At 31 December 2004 HK$'000
Non-current assets		
Fixed assets	3,902	3,346
Intangible assets	376	407
Other financial assets	2,844	986
Total non-current assets	7,122	4,739
Current assets		
Other financial assets	107,974	117,746
Trade and other receivables	24,819	25,892
Cash and cash equivalents	490,443	499,148
Total current assets	623,236	642,786
Current liabilities		
Trade and other payables	(26,913)	(24,223)
Provision for taxation	(1,025)	(1,025)
Total current liabilities	(27,938)	(25,248)
Net current assets	595,298	617,538
NET ASSETS	602,420	622,277
CAPITAL AND RESERVES		
Share capital	383,126	383,126
Reserves	192,638	213,038
Total equity attributable to equity holders of the parent	575,764	596,164
Minority interests	26,656	26,113
TOTAL EQUITY	602,420	622,277

Notes:

1. This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 8 August 2005.

2. Changes in accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively includes HKASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies expected to be adopted in the preparation of the group's annual financial statements for the year ending 31 December 2005, on the basis of HKFRSs currently in issue.

The HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, profit and loss account and statement of changes in equity for the comparative period has been restated accordingly.

3. a) Principal Activities

	Investment Holding Six months ended 30 June 2005 HK$'000	2004 HK$'000	Hospitality Related Services Six months ended 30 June 2005 HK$'000	2004 HK$'000	Consolidated Six months ended 30 June 2005 HK$'000	2004 HK$'000
Revenue from external customers	8,141	2,272	32,073	29,737	40,214	32,009
(Loss)/profit from operations	(10,226)	3,655	1,841	2,290	(8,385)	5,945
Income tax					—	(71)
(Loss)/profit after taxation					(8,385)	5,874
Depreciation and amortisation for the period	482	618	237	307	719	925

b) Geographical Locations of Operations

	Group Turnover Six months ended 30 June 2005 HK$'000	2004 HK$'000	Profit/(loss) from operations Six months ended 30 June 2005 HK$'000	2004 HK$'000
Hong Kong	6,351	1,641	(12,260)	3,356
Singapore	3,144	1,541	275	541
United States	30,719	28,827	3,600	2,048
	40,214	32,009	(8,385)	5,945

4. The analysis of other (expense)/income (net) is as follows:

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Exchange (loss)/gain net	(4,381)	1,751
Net gain/(loss) on sale of fixed assets	102	(16)
Net unrealised (loss)/gain on remeasurement of securities to fair value	(9,773)	6,190
Others	—	559
	(14,052)	8,484

5. Administrative expenses were largely incurred by the hospitality related services business units.

6. Income tax

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Current tax — Hong Kong Profits Tax	—	—
Current tax — Overseas	—	71
	—	71

Hong Kong Profits Tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

As at 30 June 2005, the Group has not recognised deferred tax assets in respect of tax losses of HK$10.4 million (31 December 2004: HK$9.9 million) as it is not probable that there will be sufficient appropriate future taxable profits against which the Group can utilise the benefits.

7. Dividend

a) Dividends attributable to the interim period

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2005 (2004: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2004: HK 3 cents) per share	11,494	11,494

8. Earnings per share

a) *Basic earnings per share*

The calculation of basic earnings per share is based on (loss)/profit attributable to equity holders of the parent HK$(8.9) million (2004: HK$5.5 million) and on 383,125,524 (2004: 383,125,524) ordinary shares in issue during the period.

b) *Diluted earnings per share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its operating activities in the United States. For the period under review, SWAN's operating revenue contribution of HK$28.9 million to the Group's revenue was flat as compared to the previous corresponding period. The revenue improvement recorded by the two business units, Richfield (hotel management services) and Shield (risk management services) was offsetted by the decline in revenue recorded by Sceptre (electronic reservation and revenue management services). However, with higher interest income, SWAN contributed a higher pre-tax profit of HK$3.6 million as compared with HK$2.0 million in the previous corresponding period.

contracts. These new contracts will start contributing to the turnover of SWAN in the second half of 2005. With this addition of hotels, Richfield is managing 30 hotels representing more than 5,000 rooms as at 1 August 2005.

Financial Commentary

Group Performance

The Group recorded a higher revenue of HK$40.2 million, an increase of 25.6%, as compared with HK$32.0 million in the previous corresponding period, due mainly to higher dividend and interest income. However, the Group reported a net loss attributable to equity holders of the parent of HK$8.9 million, as compared to a net profit of HK$5.5 million in the previous corresponding period. The loss can be attributed to the investment activities of the Company.

The investment securities and time deposits held by the Company returned investment income amounting to HK$8.3 million during the period under review as compared with HK$2.4 million in the previous corresponding period. In line with the accounting treatment, unrealised losses of HK$9.8 million were sustained as a result of remeasuring the Group's investment securities to fair value as at 30 June 2005. This, together with the unrealised translation exchange losses, resulted in a total Net Other Expenses of HK$14.1 million for the period under review as compared with a Net Other Income of HK$8.5 million reported in the previous corresponding period.

Financial Position, Cash Flow and Borrowings

As at 30 June 2005, the Group's gross assets stood at HK$630.5 million, down from HK$647.5 million as at 31 December 2004.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash inflow amounted to HK$10.2 million. The cash outflow on investing and financing activities amounted to HK$3.0 million and HK$11.5 million which was paid to shareholders as dividends respectively. Consequently, the Group reported cash and cash equivalents of HK$490.4 million as at 30 June 2005, down from HK$499.1 million as at 31 December 2004.

The Group has no borrowings for the period under review.

Treasury Activities

As the Group has held some sterling fixed deposits since last year and has some equity holdings denominated in sterling, some unrealised exchange losses were recorded. Other than that, the majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. We will monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Employees

As at 30 June 2005, the Group had 39 employees, down from 41 as at the end of the last financial year ended 31 December 2004. The total payroll costs for the period under review was HK$12.9 million.

Prospects

On 5 August 2005, the 14 Millennium & Copthorne ("M&C") hotels in the US notified Sceptre that they will not be requiring its reservations services effective from 18 October 2005 as they are changing to the central reservation service provider that the other M&C hotels in Europe and Asia will be using. These 14 M&C hotels are owned and operated by Millennium & Copthorne Hotels plc, which is a subsidiary of City Developments Limited, a substantial shareholder of the Company. The revenue recorded by Sceptre from these 14 M&C hotels for the full year of 2004 and first half of 2005 represented 21.0% and 19.2% respectively of the Group's total turnover.

Excluding the 14 M&C hotels, Sceptre is providing services to more than 160 properties representing in excess of 26,000 rooms. Sceptre will be stepping up its business development efforts to replace this expected future loss of revenue stream.

The Group will continue to pursue investment opportunities to deploy its cash resources.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2005, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

The Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Under code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company (the "Articles"). Under code provision A.4.2, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Articles, any Director appointed to fill a casual vacancy shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. In exceptional circumstances, a director may hold office for more than 3 years before retirement.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 August 2005

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr.

File No: 82-3667

The Standard Tuesday, August 9, 2005 NOTICES B25

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CESSATION OF PROVISION OF HOTEL RESERVATION SERVICES TO M&C GROUP

The Group will cease to provide hotel reservation services to M&C Group with effect from 18 October 2005.

The board of directors ("Board") of City e-Solutions Limited received written notice dated 5 August 2005 from M&C Group that the 14 hotels owned by M&C Group in the United States of America will not be requiring the Group's hotel reservations services and hence the Group's provision of such services will cease with effect from 18 October 2005 in accordance with the terms of the relevant reservation service agreements. The reason for the termination was that they are changing to the central reservation service provider that the other M&C hotels in Europe and Asia will be using.

These 14 hotels are owned and operated by M&C Group. The hotel reservation services to be ceased form part of the Hospitality Related Transactions provided by Group through SWAN, which is indirectly held as to 85% by the Company and 15% by M&C, and its wholly-owned subsidiaries, the details of which are contained in the 2003 Circular. The Hospitality Related Transactions are on-going connected transactions for the Company under the Listing Rules. They were approved by the independent shareholders of the Company at the general meeting on 13 March 2003. The relevant 2003 Waiver obtained for the Hospitality Related Transaction will expire on 31 December 2005.

The revenue recorded by Group from these 14 hotels for the full financial year of 2004 represented 21.0% of the Group's total turnover. As will be set out in the interim results announcement dated 8 August 2005 to be published by the Company, such revenue for the first half of 2005 represented 19.2% of the Group's total turnover.

Excluding the 14 M&C hotels, SWAN Group is providing services to more than 160 properties representing in excess of 26,000 rooms. SWAN Group will be stepping up its business development efforts to replace this expected future loss of revenue stream.

The Group will continue to pursue investment opportunities to deploy its cash resources.

In this announcement, the following terms shall have the meanings set opposite them unless the context otherwise requests:

"2003 Circular"	the circular issued by the Company dated 17 February 2003 in respect of, among others, the Hospitality Related Transactions between the Group and the M&C Group
"2003 Waiver"	the waiver from strict compliance with the relevant announcement and shareholders' approval requirements of the Listing Rules granted by the Stock Exchange in 2003 to the Company in respect of, among others, the Hospitality Related Transactions, subject to certain conditions as set out in the 2003 Circular
"Board"	the board of directors of the Company
"CDL"	City Developments Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited, the controlling Shareholder holding approximately 52% of the issued share capital of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange and owned as to about 52% by CDL
"Director"	director of the Company
"Group"	the Company and its subsidiaries
"Hospitality Related Transactions"	certain hospitality related services provided by the Group through the SWAN Group to the hotels owned by the M&C Group details of which are described in the 2003 Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"M&C"	Millennium & Copthorne Hotels plc, a public company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited and indirectly owned as to approximately 52% by CDL
"M&C Group"	M&C and its subsidiaries
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SWAN"	SWAN USA, Inc., a company incorporated in the State of Colorado, United States, whose issued share capital is indirectly held as to 85% by the Company and 15% by M&C
"SWAN Group"	SWAN and its wholly-owned subsidiaries

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 August 2005

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.